mPhase Technologies, Inc.
587 Connecticut Avenue
Norwalk, Ct. 06854

Mr. Russell Mancuso
Branch Chief
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549	November 20, 2009

Re:	mPhase Technologies, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed: October 19, 2009
File No. 000-30202

Dear Mr. Mancuso:

This is in response to your letter dated November 12, 2009, to Mr. Gustave T. Dotoli concerning the above-referenced matter.

1.

We are in the process of resolving all comments with respect to our Form 10K filing for the fiscal year ended June 30, 2009 with Mr. Jeff Jarmillo, Accounting Branch Chief. A letter of even date herewith responding to his letter of November 12, 2009 that accompanied your letter is being sent simultaneously herewith.

2.

We have updated in our Preliminary Proxy information regarding Compensation as required by Regulation SK Item 402 to include compensation for the fiscal year ended June 30, 2009. We are enclosing herewith for your review and comment a red-lined copy of the changes we are proposing to make to our Preliminary Proxy to comply with your request. Please note that we intend to use our Form 10K for the fiscal year ended June 30, 2008 since we believe this will be the least confusing to our shareholders since we currently plan to hold our Annual Meeting for fiscal year ended June 30, 2009 no later than May of 2010. We believe the Proxy itself will contain all information required pursuant to Rule 14a-3(b) for the most current fiscal year ended June 30, 2009 as well as material information to shareholders required as of the date of the Proxy.

3.

An Amendment to our By-Laws dated May 30, 2001 which amends Article II of the original by-laws of the Company giving authority to the Board to fix the date of the Annual Meeting. While such a meeting is to take place, once per year, the Board of Directors has the discretion on setting the actual date of such meeting. We are enclosing herewith a copy of such Amendment for your review. Since the Company, owing to financial conditions during the past 2 years, was unable to afford the cost of a Proxy Solicitation required by the law for a public company, we believe, it is within the power of the Board of Directors to set the first practicable date for such meeting possible. Since under New Jersey Corporate law and our charter, the Board of Directors may amend our By-Laws, we are willing to have the Board approve any additional amendments the Staff of the Commission believes are necessary in conjunction with the filing of our Definitive Proxy.

4.	We have deleted the last sentence on page 2 in order to correct and not conflict with the present fact that are correctly set forth on page 5.

5.	The Company proposes adding the following language as part of proposal II to the Proxy on page 6.

“If shareholders of the Company fail to ratify the Company’s auditors, the Company will undertake to select a second accounting firm to review the financial statements of the Company for the fiscal year which would be subject to approval at a separate Special Meeting of shareholders.”

6.	The Company proposes to add the following at the end of the second to last Paragraph of page 7 of the Proxy to provide the additional information requested.

“The records of the Company’s transfer agent indicated that as of November 18, 2009, the Company has 1,035,632,615 shares of common stock outstanding plus warrants at prices ranging from $.05 per share to $.35 per share equal to 141,308,788 shares of common stock and options ranging from $.05 per share to $.30 per share equal to 145,293,000. In addition the Company has reserved 553,481,000 shares of its common stock to cover Convertible Debentures outstanding.

The Company has set forth on Page 9 of this Proxy” the Beneficial Ownership of all Related Parties as of June 30, 2009. In private placements that occurred during both fiscal year ended June 30, 2008 and continuing through the quarter ended September 30, 2009 the Company has, as indicated in its Form 10K and 10Q filings the issuance of reparation shares during such period to induce prior investors from earlier offerings to invest in additional shares of common stock of the Company. As of the date hereof, there are no current agreements for the issuance of any additional reparation shares. The Company is unable to predict whether conditions in the financial markets in the future may require it to issue additional reparation shares in order to attract monies in future private placements of its common stock. “

The Company believes the additional language set forth above will enable its shareholders to have full and current information with regard to reparation shares issued during the past 2 fiscal years through the date hereof as well as Related Party information required by Section 404 of Regulation SK.

7.

Since the Company had planned, at the filing of its Preliminary Proxy to Schedule it Annual Meeting for the fiscal year ended June 30, 2009 as early as March of 2010, we believed that given the need to file a Proxy with the Commission no later than January of 2010 in order to ensure an orderly solicitation process. Given the delay in our meeting for June 30, 2008 until January or February of 2010, as a result of a review of our Preliminary Proxy, we now believe that the next Annual Meeting of Shareholders for the Fiscal Year ended June 30, 2009 will occur in April or May of 2010 thereby necessitating a Proxy filing in February of 2010 with the Commission. We therefore believe it is reasonable to take shareholder proposals submitted by January 15, 2010 for the next annual meeting. We are therefore changing such date in the current Proxy being reviewed which the Company believes meets the requirements of Item 1c to Schedule 14 A. as a date within a reasonable amount of time to allow the Company to print and file appropriate proxy materials.

Please also note that we have changed the Annual Meeting Date, the Record Date and the Mailing Date for our proxy to allow appropriate time for your review process.

In responding to the comments received from the Staff of the Commission we acknowledge that :

a.	The Company is responsible for the adequacy and accuracy of the disclosure in its filing.

b.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

c.	The Company man not assert Staff Comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

If you have any questions concerning any of the foregoing, please do not hesitate to contact Mr. Edward Suozzo at 917-324-0354 who is coordinating with the Staff of the Commission both with respect to this letter and our letter of response to our Form 10K comments received from the Commission. In addition please feel free also to contact myself at 203-831-2242. Thank you for your time and consideration in this matter.

Very truly yours,

/s/ Martin Smiley

Martin S. Smiley
EVP, CFO and General Counsel
mPhase Technologies, Inc.